

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2018

David Duckworth
Chief Financial Officer
Acadia Healthcare Company, Inc.
6100 Tower Circle, Suite 1000
Franklin, Tennessee 37067

      Re: Acadia Healthcare Company, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2017
          Filed February 27, 2018
          File No. 001-35331

Dear Mr. Duckworth:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Division of Corporation Finance
          Office of Telecommunications